EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2016	2015	2015	2014	2013	2012	2011
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$1,547	$2,239	$2,680	$2,456	$2,055	$2,011	$2,384
(Income) Loss from Equity Investees, net of Distributions	5	4	3	4	(7)	9	(4)
Fixed Charges	354	335	457	450	458	479	522
Capitalized Interest	(32)	(10)	(18)	(16)	(16)	(19)	(14)
Total Earnings	$1,874	$2,568	$3,122	$2,894	$2,490	$2,480	$2,888
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$339	$321	$437	$430	$442	$465	$509
Interest Factor in Rentals	15	14	20	20	16	14	13
Total Fixed Charges	$354	$335	$457	$450	$458	$479	$522

Ratio of Earnings to Fixed Charges	5.29	7.67	6.83	6.43	5.44	5.18	5.53

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level. There were no preferred stock dividend requirements for any period presented.